SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2013

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changes in environmental, tax and other laws and regulations, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

1 July 2013

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code: SAP
ISIN: ZAE000006284); NYSE code SPP
 (“Sappi” or the “Company”)

DISPOSAL BY SAPPI OF USUTU FOREST PRODUCTS COMPANY LIMITED

1.	INTRODUCTION

Sappi shareholders are informed that Sappi has, through its wholly-owned subsidiaries Sappi Southern Africa Limited and Brocas Limited (“the Sellers”) entered into an agreement with Montigny Investments Limited (“Montigny”) in terms of which, subject to the fulfilment of certain conditions precedent, Montigny will acquire all the shares in, and the shareholder loan claim against, Usutu Forest Products Company Limited (“Usutu”), from the Sellers (“Transaction”).

2.	DESCRIPTION OF USUTU

Usutu controls approximately 67,000 hectares of softwood plantations, a decommissioned pulp mill and two villages in close proximity to the pulp mill all located in the Kingdom of Swaziland.

3.	BACKGROUND INFORMATION ON MONTIGNY

Montigny is registered in the Kingdom of Swaziland and carries on business within the timber industry. It supplies products to the mining industry, produces finished products for the building industry, supplies by-products to the bio-fuel, leather and charcoal industries, and produces packaging materials and poles.

4.	RATIONALE FOR THE TRANSACTION

Sappi evaluates its portfolio of assets on an on-going basis to ensure optimum usage and maximisation of value. Sappi’s conversion and expansion of its Ngodwana plant to produce dissolving wood pulp rather than bleached softwood pulp, has reduced its softwood requirements.

5.	SALE CONSIDERATION AND USE OF PROCEEDS

The aggregate purchase price payable by Montigny to Sappi is R1 billion (US$ 102 million) and will be settled in cash on closing.

The proceeds will be used for general corporate purposes and will reduce Sappi’s net debt level on a pro forma basis as at 31 March 2013 to US$ 2,045 million.

6.	CONDITIONS PRECEDENT

The sale of Usutu is subject to the fulfilment of a number of conditions precedent, including:

-	Royal Assent from the King of Swaziland;

-	Approval from the Competition Authorities in Swaziland and South Africa;

-	Approval in terms of the South African Exchange Control Regulations; and

-	The purchaser obtaining and furnishing the necessary guarantees in relation to the acquisition consideration to the Sellers.

7.	PRO FORMA FINANCIAL EFFECTS

The unaudited pro forma financial effects of the Transaction, which are the responsibility of the Sappi directors, have been prepared for illustrative purposes only and due to the nature thereof, they may not fairly represent Sappi’s financial position nor the effect on future earnings after the Transaction. The unaudited pro forma financial effects assume that the Transaction has been fully implemented on 01 October 2012 for income statement purposes and 31 March 2013 for balance sheet purposes. It does not purport to be indicative of what the financial results would have been, had the Transaction been implemented on a different date.

The unaudited pro forma financial effects are presented in a manner consistent in all respects with International Financial Reporting Standards and Sappi’s accounting policies as at 31 March 2013.

The pro forma adjustments to the reviewed group income statement for the half-year ended 31 March 2013 have been converted from ZAR to US Dollars using the average rate of exchange for the half-year of US$1: ZAR8.8173. The pro forma adjustments to the reviewed group balance sheet as at 31 March 2013 have been converted using Sappi’s March 2013 closing rate of US$1: ZAR9.2363.

	Reviewed Before Transaction	Unaudited Pro forma After Transaction	Change (%)
	(cents)	(cents)

Basic earnings per share	5	12	140
Diluted earnings per share	5	12	140
Headline earnings per share	10	11	10
Net asset value per share	277	282	1.9
Net tangible asset value per share	273	278	1.9

Notes:

i.
The basic earnings per share, diluted earnings per share and headline earnings per share in the “Unaudited Pro forma after Transaction” column have been calculated on the basis that the Transaction was effected on 01 October 2012.

ii.
The net asset value per share and the net tangible asset value per share figures in the “Unaudited Pro forma after Transaction” column have been calculated on the basis that the transaction was effected on 31 March 2013. The net asset value at 31 March 2013 of the assets that are the subject of the Transaction are US$83 million.

iii.	There are no taxation consequences arising from the Transaction.

iv.
The basic earnings per share, diluted earnings per share and basic headline earnings per share are calculated based on the weighted average number of shares in issue of 521.2 million shares at 31 March 2013.

v.	The net asset value per share and the net tangible asset value per share have been calculated based on 521.5 million shares in issue at 31 March 2013.

8.	EFFECTIVE DATE OF THE TRANSACTION

In terms of the agreement the closure and implementation of the Transaction is subject to the various conditions precedent described above which are anticipated to be fulfilled by 30 September 2013, but this date may be extended.

9.	CLASSIFICATION OF THE TRANSACTION

The Transaction is a category 2 transaction in terms of the Listings Requirement of the JSE Limited and does not require Sappi shareholder approval.

01 July 2013
Johannesburg
Sponsor: UBS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2013

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler